FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, September 4, 2009

FAIRFAX PROPOSES TO ACQUIRE MINORITY STAKE IN ODYSSEY RE FOR $60 PER SHARE

(Note:  All dollar amounts in this press release are expressed in U.S. dollars)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today that it is proposing to acquire all of the outstanding shares of common stock of Odyssey Re Holdings Corp. (“Odyssey Re”) (NYSE: ORH) that it does not currently own for $60 per share in cash, representing a 19.8% premium over today’s closing price and a 23.2% premium over the 30-day average closing price.  The purchase price represents a multiple of 1.16x Odyssey Re’s book value per share as of June 30, 2009 as compared to an average multiple of approximately 0.91x for a group of reinsurance peers as of the same date.  Based on Odyssey Re’s initial public offering price of $18.00 per share in June 2001, the purchase price represents a compounded annual return of 16.2%.  Fairfax currently owns approximately 72.6% of all outstanding shares of common stock of Odyssey Re.

Fairfax intends to issue new equity under its existing shelf prospectus, the proceeds of which would be used to fully fund the proposed acquisition of Odyssey Re shares.  Following completion of the proposed acquisition of Odyssey Re and the proposed Fairfax new equity issuance, Fairfax expects to continue to have in excess of $1 billion in cash and marketable securities at the holding company level.

“Our offering price, which is well above any price at which Odyssey Re shares have ever traded, represents an attractive opportunity for Odyssey Re shareholders to obtain liquidity at a significant premium to the market price and to the valuation of Odyssey Re’s peer group,” said Prem Watsa, Chairman and CEO of Fairfax.  Mr. Watsa added, “Following completion of the transaction, Odyssey Re would have the benefit of the strong financial position and financial flexibility of Fairfax as its business continues to move forward.”

Prior to this announcement, Fairfax previously advised the board of directors of Odyssey Re that it wished to explore a potential transaction in which Fairfax would acquire all of the outstanding shares of Odyssey Re common stock it did not already own.  Fairfax has been advised that the board of directors of Odyssey Re has formed a special committee of independent directors to evaluate Fairfax’s proposal and that the special committee has engaged independent financial and legal advisors.  Directors of Odyssey Re affiliated with Fairfax will not participate in the evaluation of the proposal.

Following completion of the proposed offer, there would be no changes in Odyssey Re’s strategic or operating philosophy. Under the leadership of Andy Bernard, President and CEO, Odyssey Re will continue to operate its business exactly as it has always been run, on an independent and decentralized basis.

Fairfax has advised Odyssey Re that Fairfax’s sole interest is in acquiring the shares of common stock of Odyssey Re that it does not currently own and that it has no interest in a disposition of its controlling interest in Odyssey Re.

Odyssey Re stockholders and other interested parties are urged to read material that will be filed with the SEC and Canadian provincial securities regulators by Fairfax and Odyssey Re in connection with the proposed transaction when they become available because they will contain important information.  Odyssey Re stockholders will be able to obtain such documents free of charge at the SEC’s web site, www.sec.gov, or www.sedar.com,  or from Fairfax at 95 Wellington Street West, Suite 800, Toronto, Canada, M5J 2N7.  This release is not a solicitation of any proxy.

BofA Merrill Lynch is serving as Fairfax’s financial advisor and Shearman & Sterling LLP and Torys LLP are acting as its legal counsel.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

This press release include certain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to the risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as required by law.

For further information contact:                     Greg Taylor, Chief Financial Officer, at (416) 367-4941

Media Contact:  Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946